SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 10)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Timothy G. Westman Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,065,182
	8	SHARED VOTING POWER 5,393,407
	9	SOLE DISPOSITIVE POWER 1,065,182
	10	SHARED DISPOSITIVE POWER 5,393,407
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,458,589 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astec America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,393,407
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,393,407
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,393,407 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

   Item 1. Security and Issuer.

   Item 2. Identity and Background.

   Item 3. Source and Amount of Funds or Other Consideration.

   Item 4. Purpose of Transaction.

     The following additional sentence is added to the end of the third paragraph of item 4 of this Schedule 13D, as amended through Amendment No. 9: “Pursuant to its terms, the Voting Agreement terminated as of August 11, 2006.”

     The fifth and sixth paragraphs of item 4 of this Schedule 13D, as amended through Amendment No. 9, are replaced in their entirety with the following two paragraphs:

     Board Representation. Under the terms of the Shareholder Agreement, Emerson had the right to nominate one person to serve as a member of the MKS board of directors effective as of January 31, 2002. This right terminated as of August 11, 2006 pursuant to the terms of the Shareholder Agreement, on which date Emerson and its subsidiaries had ceased to beneficially own at least 12.5% of the outstanding shares of Common Stock for 30 consecutive days.

     Emerson nominated Mr. James G. Berges to serve as a director of MKS, and Mr. Berges has been appointed as a director of MKS effective from January 31, 2002; Mr. Berges’ current term expires at the annual meeting of MKS stockholders to be held in 2007.

     The following additional paragraph is added before the last paragraph of item 4 of this Schedule 13D, as amended through Amendment No. 9:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule C hereto. In each case such shares were held indirectly by Emerson through its wholly-owned subsidiary, Astec.

   Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 6,458,589 shares of Common Stock, or approximately 11.5% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 5,393,407 shares of Common Stock, or approximately 9.6% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,065,182 shares of Common Stock held by it directly and the shared power to direct the disposition of and vote of the 5,393,407 shares of Common Stock held by Astec.

     Astec has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 5,393,407 shares of Common Stock held by it.

     (c) The Reporting Persons and/or the persons set forth in Schedule A or Schedule B hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule C hereto.

     (d) Emerson and Astec each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

Exhibit 4:	Voting Agreement dated as of October 30, 2001 between Emerson Electric Co. and John R. Bertucci, Claire R. Bertucci and certain other parties set forth in Schedule 1 to such Voting Agreement.[4]

Exhibit 5:	Joinder Agreement to the Voting Agreement dated as of December 14, 2001 by Robinson Hill L.P.[5]

2 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

3 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

4 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

5 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 14, 2006

EMERSON ELECTRIC CO.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Assistant Secretary

ASTEC AMERICA, INC.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Secretary

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

A.A. Busch III	Chairman of the Board of Anheuser-Busch
Anheuser-Busch Companies, Inc.	Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr	Chairman of the Board, Chief Executive Officer and
President of Emerson

D.C. Farrell	Retired

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo
Grupo Modelo, S.A. de C.V.	Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin	Senior Executive Vice President and Chief
Financial Officer of Emerson

A.F. Golden	Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton	Executive Chairman of the Sporting Exchange, Ltd.
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

G.A. Lodge	Retired

V.R. Loucks, Jr.	Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

Present Principal Occupation
Name and Business Address	Including Name of Employer

J.B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.
Wal-Mart International
702 S.W. 8th Street
Mail Station 0130
Bentonville, AK 72716

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

Randall L. Stephenson	Chief Operating Officer of AT&T Inc.
AT&T Inc.
175 E. Houston Street, Suite 1307
San Antonio, TX 78205

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General
Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of
Emerson

SCHEDULE B

Executive Officers and Directors
of
Astec America, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director’s or officer’s business address is 5810 Van Allen Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

J.L. Geldmacher	President of Astec America

W. Hartleb	Director Receivables Management, Astec America

T.C. Rosenast	Treasurer of Astec America

Executive Officers (who are not also Directors)

Not applicable

SCHEDULE C

Date	Reporting Person	Shares of Common Stock	Price/Share		Transaction

7/31/2006	Emerson Electric Co. (1)	94,675	$20.7569	(2)	open market sale
8/1/2006	Emerson Electric Co. (1)	50,114	$20.0912	(3)	open market sale
8/2/2006	Emerson Electric Co. (1)	44,940	$20.3263	(4)	open market sale
8/3/2006	Emerson Electric Co. (1)	44,194	$20.4016	(5)	open market sale
8/4/2006	Emerson Electric Co. (1)	46,008	$20.1398	(6)	open market sale
8/7/2006	Emerson Electric Co. (1)	28,600	$19.7952	(7)	open market sale
8/8/2006	Emerson Electric Co. (1)	45,354	$19.6925	(8)	open market sale
8/9/2006	Emerson Electric Co. (1)	36,226	$19.7069	(9)	open market sale
8/10/2006	Emerson Electric Co. (1)	43,323	$19.3927	(10)	open market sale
8/11/2006	Emerson Electric Co. (1)	12,083	$19.1789	(11)	open market sale

(1)	By Astec

(2)	The sales were effected in multiple transactions, at varying prices, on July 31, 2006, as follows: 100 shares at $20.48; 200 at $20.50; 3,000 at $20.52; 1,000 at $20.53; 1,775 at $20.54; 1,282 at $20.55; 731 at $20.56; 2,181 at $20.57; 631 at $20.58; 400 at $20.59; 588 at $20.60; 212 at $20.61; 100 at $20.64; 300 at $20.65; 1,742 at $20.66; 2,158 at $20.67; 5,367 at $20.68; 2,934 at $20.69; 3,874 at $20.70; 1,200 at $20.71; 1,400 at $20.72; 1,000 at $20.73; 2,600 at $20.74; 4,500 at $20.75; 3,300 at $20.76; 4,365 at $20.77; 4,335 at $20.78; 2,200 at $20.79; 3,087 at $20.80; 3,400 at $20.81; 6,040 at $20.82; 8,260 at $20.83; 4,000 at $20.84; 2,110 at $20.85; 2,491 at $20.86; 4,510 at $20.87; 1,700 at $20.88; 1,531 at $20.89; 1,168 at $20.90; 1,100 at $20.91; 100 at $20.92; 300 at $20.93; 100 at $20.94; 603 at $20.95; and 700 at $21.00. The weighted average sales price for these transactions was $20.7569 per share.

(3)	The sales were effected in multiple transactions, at varying prices, on August 1, 2006, as follows: 200 shares at $19.88; 200 at $19.89; 200 at $19.93; 300 at $19.94; 800 at $19.95; 200 at $19.96; 1,110 at $19.97; 1,900 at $19.98; 2,847 at $19.99; 5,053 at $20.00; 2,200 at $20.01; 1,300 at $20.02; 1,378 at $20.03; 3,182 at $20.04; 2,504 at $20.05; 2,300 at $20.06; 1,060 at $20.07; 780 at $20.08; 900 at $20.09; 4,400 at $20.10; 1,200 at $20.11; 2,500 at $20.12; 1,200 at $20.13; 1,900 at $20.14; 400 at $20.15; 300 at $20.16; 370 at $20.17; 230 at $20.18; 500 at $20.19; 400 at $20.21; 900 at $20.22; 600 at $20.23; 1,500 at $20.24; 900 at $20.25; 200 at $20.26; 100 at $20.27; 100 at $20.28; 800 at $20.29; 300 at $20.30; 300 at $20.31; 100 at $20.32; 400 at $20.33; 900 at $20.34; 100 at $20.35; 100 at $20.40; 500 at $20.41; 300 at $20.43; 100 at $20.44; and 100 at $20.48. The weighted average sales price for these transactions was $20.0912 per share.

(4)	The sales were effected in multiple transactions, at varying prices, on August 2, 2006, as follows: 300 shares at $20.01; 200 at $20.04; 200 at $20.05; 200 at $20.07; 500 at $20.08; 300 at $20.09; 500 at $20.10; 100 at $20.11; 300 at $20.13; 300 at $20.14; 100 at $20.15; 600 at $20.16; 200 at $20.18; 1,300 at $20.20; 400 at $20.21; 500 at $20.22; 1,100 at $20.23; 900 at $20.24; 1,200 at $20.25; 1,900 at $20.26; 3,501 at $20.27; 3,577 at $20.28; 2,422 at $20.29; 1,610 at $20.30; 2,200 at $20.31; 1,300 at $20.32; 1,895 at $20.33; 880 at $20.34; 800 at $20.35; 1,200 at $20.36; 400 at $20.37; 500 at $20.38; 1,400 at $20.39; 1,500 at $20.40; 200 at $20.41; 800 at $20.42; 855 at $20.43; 1,600 at $20.44; 2,400 at $20.45; 100 at $20.46; 700 at $20.47; 200 at $20.49; 1,100 at $20.52; 100 at $20.53; 100 at $20.55; 548 at $20.57; 552 at $20.58; 400 at $20.59; 300 at $20.60; 400 at $20.61; and 300 at $20.63. The weighted average sales price for these transactions was $20.3263 per share.

(5)	The sales were effected in multiple transactions, at varying prices, on August 3, 2006, as follows: 100 shares at $19.99; 174 at $20.02; 100 at $20.03; 500 at $20.04; 200 at $20.05; 200 at $20.06; 300 at $20.08; 600 at $20.09; 300 at $20.10; 260 at $20.11; 40 at $20.12; 400 at $20.13; 326 at

$20.14; 888 at $20.15; 1,112 at $20.16; 1,000 at $20.17; 1,600 at $20.18; 1,000 at $20.19; 500 at $20.20; 100 at $20.21; 800 at $20.22; 200 at $20.23; 600 at $20.24; 900 at $20.25; 1,100 at $20.26; 107 at $20.27; 100 at $20.28; 400 at $20.29; 400 at $20.30; 400 at $20.31; 200 at $20.32; 300 at $20.33; 200 at $20.34; 200 at $20.35; 1,700 at $20.41; 500 at $20.42; 300 at $20.43; 100 at $20.44; 300 at $20.45; 300 at $20.46; 1,000 at $20.47; 4,200 at $20.48; 1,387 at $20.49; 2,800 at $20.50; 800 at $20.51; 1,100 at $20.52; 1,900 at $20.53; 1,900 at $20.54; 1,800 at $20.55; 2,300 at $20.56; 4,100 at $20.57; 1,000 at $20.58; 500 at $20.59; 200 at $20.60; and 400 at $20.61. The weighted average sales price for these transactions was $20.4016 per share.

(6)	The sales were effected in multiple transactions, at varying prices, on August 4, 2006, as follows: 200 shares at $19.78; 800 at $19.79; 1,300 at $19.80; 1,300 at $19.81; 300 at $19.82; 900 at $19.83; 1,100 at $19.84; 300 at $19.85; 500 at $19.86; 400 at $19.87; 300 at $19.88; 600 at $19.89; 524 at $19.90; 1,676 at $19.91; 2,200 at $19.92; 1,400 at $19.93; 1,608 at $19.94; 1,400 at $19.95; 1,500 at $19.96; 300 at $19.97; 500 at $19.98; 1,200 at $19.99; 1,700 at $20.00; 700 at $20.01; 200 at $20.02; 700 at $20.03; 400 at $20.04; 900 at $20.05; 1,800 at $20.06; 100 at $20.08; 300 at $20.09; 200 at $20.10; 200 at $20.11; 200 at $20.12; 100 at $20.13; 100 at $20.15; 200 at $20.16; 400 at $20.17; 200 at $20.18; 200 at $20.19; 200 at $20.22; 200 at $20.23; 500 at $20.24; 100 at $20.25; 543 at $20.26; 257 at $20.27; 300 at $20.28; 200 at $20.29; 300 at $20.30; 100 at $20.33; 200 at $20.34; 700 at $20.35; 400 at $20.36; 200 at $20.39; 300 at $20.40; 100 at $20.41; 400 at $20.42; 500 at $20.43; 400 at $20.44; 300 at $20.45; 400 at $20.46; 500 at $20.47; 2,000 at $20.48; 500 at $20.49; 1,300 at $20.50; 400 at $20.51; 300 at $20.52; 100 at $20.53; 600 at $20.54; 100 at $20.56; 300 at $20.57; 956 at $20.58; 344 at $20.59; 1,100 at $20.60; 500 at $20.61; 200 at $20.62; 800 at $20.63; 100 at $20.64; 100 at $20.65; 100 at $20.69; and 200 at $20.74. The weighted average sales price for these transactions was $20.1398 per share.

(7)	The sales were effected in multiple transactions, at varying prices, on August 7, 2006, as follows: 200 shares at $19.64; 300 at $19.65; 200 at $19.66; 600 at $19.67; 600 at $19.68; 1,200 at $19.69; 1,200 at $19.70; 870 at $19.71; 700 at $19.72; 1,330 at $19.73; 2,700 at $19.74; 1,000 at $19.75; 900 at $19.76; 1,000 at $19.77; 2,900 at $19.78; 1,700 at $19.79; 1,000 at $19.80; 1,600 at $19.81; 1,000 at $19.82; 600 at $19.83; 1,000 at $19.84; 500 at $19.85; 700 at $19.86; 1,100 at $19.87; 100 at $19.88; 500 at $19.89; 100 at $19.90; 200 at $19.91; 200 at $19.94; 100 at $19.96; 200 at $19.98; 400 at $19.99; 200 at $20.01; 303 at $20.02; 500 at $20.03; 297 at $20.06; 500 at $20.08; and 100 at $20.09. The weighted average sales price for these transactions was $19.7952 per share.

(8)	The sales were effected in multiple transactions, at varying prices, on August 8, 2006, as follows: 100 shares at $19.30; 500 at $19.32; 100 at $19.34; 160 at $19.35; 152 at $19.36; 400 at $19.37; 400 at $19.38; 500 at $19.39; 1,352 at $19.40; 1,087 at $19.41; 500 at $19.42; 881 at $19.43; 800 at $19.44; 900 at $19.45; 400 at $19.46; 800 at $19.47; 500 at $19.48; 1,172 at $19.49; 200 at $19.50; 600 at $19.51; 200 at $19.52; 400 at $19.53; 300 at $19.54; 500 at $19.55; 580 at $19.56; 120 at $19.57; 800 at $19.58; 200 at $19.59; 400 at $19.60; 900 at $19.61; 1,100 at $19.62; 800 at $19.63; 100 at $19.64; 800 at $19.65; 1,400 at $19.66; 1,700 at $19.67; 1,100 at $19.68; 1,000 at $19.69; 900 at $19.70; 1,300 at $19.71; 700 at $19.72; 1,151 at $19.73; 800 at $19.74; 800 at $19.75; 800 at $19.76; 399 at $19.77; 800 at $19.78; 200 at $19.79; 600 at $19.80; 1,100 at $19.81; 600 at $19.82; 500 at $19.83; 400 at $19.84; 400 at $19.85; 900 at $19.86; 700 at $19.87; 1,000 at $19.88; 500 at $19.89; 100 at $19.92; 200 at $19.95; 400 at $19.97; 200 at $19.98; 900 at $19.99; 196 at $20.00; 600 at $20.02; 100 at $20.03; 700 at $20.04; 4 at $20.05; 500 at $20.06; 200 at $20.07; 900 at $20.08; 300 at $20.09; 900 at $20.11; 600 at $20.12; and 100 at $20.13. The weighted average sales price for these transactions was $19.6925 per share.

(9)	The sales were effected in multiple transactions, at varying prices, on August 9, 2006, as follows: 500 shares at $19.45; 600 at $19.46; 400 at $19.47; 500 at $19.48; 500 at $19.49; 300 at $19.50; 500 at $19.51; 900 at $19.52; 1,300 at $19.53; 1,400 at $19.54; 300 at $19.55; 1,400 at $19.56; 100 at $19.57; 700 at $19.58; 800 at $19.59; 1,000 at $19.60; 500 at $19.61; 500 at $19.62; 400 at $19.63; 700 at $19.64; 600 at $19.65; 700 at $19.66; 686 at $19.67; 200 at $19.68; 100 at $19.69; 305 at $19.70; 332 at $19.71; 477 at $19.72; 600 at $19.73; 600 at $19.74; 1,100 at $19.75; 1,200 at $19.76; 700 at $19.77; 900 at $19.78; 700 at $19.79; 1,300 at $19.80; 1,800 at $19.81; 1,525 at $19.82; 1,400 at $19.83; 3,375 at $19.84; 926 at $19.85; 900 at $19.86; 200 at $19.87; 608 at

$19.88; 392 at $19.89; 300 at $19.90; 100 at $19.91; 200 at $19.92; 100 at $19.93; 200 at $19.95; 200 at $19.98; 100 at $20.02; and 100 at $20.03. The weighted average sales price for these transactions was $19.7069 per share.

(10)	The sales were effected in multiple transactions, at varying prices, on August 10, 2006, as follows: 301 shares at $19.08; 100 at $19.09; 99 at $19.10; 100 at $19.13; 200 at $19.20; 100 at $19.21; 100 at $19.22; 100 at $19.23; 100 at $19.25; 500 at $19.27; 3,300 at $19.30; 2,900 at $19.31; 3,200 at $19.32; 1,928 at $19.33; 2,473 at $19.34; 847 at $19.35; 2,577 at $19.36; 2,975 at $19.37; 2,200 at $19.38; 2,300 at $19.39; 500 at $19.40; 2,300 at $19.41; 1,152 at $19.42; 1,351 at $19.43; 950 at $19.44; 1,200 at $19.45; 800 at $19.46; 700 at $19.47; 400 at $19.48; 300 at $19.49; 913 at $19.50; 845 at $19.52; 500 at $19.53; 900 at $19.54; 800 at $19.55; 100 at $19.56; 700 at $19.57; 1,000 at $19.58; 600 at $19.59; 400 at $19.60; 200 at $19.63; and 312 at $19.64. The weighted average sales price for these transactions was $19.3927 per share

(11)	The sales were effected in multiple transactions, at varying prices, on August 11, 2006, as follows: 1,700 shares at $19.00; 800 at $19.01; 100 at $19.02; 103 at $19.03; 226 at $19.04; 200 at $19.08; 400 at $19.10; 194 at $19.11; 144 at $19.12; 100 at $19.13; 456 at $19.14; 1,100 at $19.15; 300 at $19.16; 100 at $19.17; 300 at $19.18; 100 at $19.19; 500 at $19.20; 400 at $19.22; 400 at $19.23; 160 at $19.25; 100 at $19.26; 100 at $19.28; 2,100 at $19.29; 100 at $19.30; 490 at $19.31; 531 at $19.32; 296 at $19.35; 200 at $19.36; 100 at $19.37; 100 at $19.41; and 183 at $19.42. The weighted average sales price for these transactions was $19.1789 per share.